Exhibit 99.2

ZK International Forms Blockchain Services Subsidiary, XSigma Corp., to
Develop and Deploy Disruptive Supply, Production and Business Solutions

WENZHOU, China, February 1, 2018 /PRNewswire/ -- ZK International Group Co., Ltd. (Nasdaq: ZKIN) (“ZKIN”, “ZK International” or the “Company”), today announced the formation of a wholly-owned subsidiary, XSigma Corporation, focused on creating, servicing, and enabling technologies in the blockchain ecosystem.

XSigma will aim to give the Company the ability to develop innovative solutions to support its core operations while exploring new opportunities in the fields of smart contracts, distributed ledgers, supply chain management, and other efficiencies afforded by blockchain architecture. Blockchain is a technical phenomenon with the ability to dramatically reduce cost and heighten services by automatically and permanently recording transactions, in the cloud, with complete transparency, solving numerous problems in documentation, contracts, data and content management, and manufacturing. The Company is currently reviewing candidates for leadership roles of the new subsidiary.

The formation of XSigma is preceded by ZK International's recently announced strategic investments from globally recognized blockchain experts, Antanas Guoga and Layla Dong.

Mr. Jiancong Huang, Chairman and CEO of ZK International, stated, "Our continual pursuit of innovation made our decision to invest and explore a move into the blockchain highly strategic, with enormous potential for improved profitability and competitive advantages. With the recent investment into ZK International from global blockchain leaders, Tony Guoga from Bankera.com and Blockchain Center, along with Layla Dong from Blockshine Technology Corporation, we have been provided with the opportunity to leverage their knowledge, experience and relationships. We remain committed to being a leader in improving the global water and gas infrastructure challenges."

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which in its current supply state is 70% unfit for human contact.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors.  ZK has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water to not only to the China market but to international markets such as Europe, East Asia and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

KCSA Strategic Communications
Valter Pinto, Managing Director
PH: +1 (212) 896-1242
ZKInternational@KCSA.com